Exhibit 99.4

Supplementary Information of

GILDAN ACTIVEWEAR INC.

Three years ended October 2, 2011

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Montréal Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Gildan Activewear Inc.

On November 30, 2011, we reported on the consolidated balance sheets of Gildan Activewear Inc. (the "Company") as at October 2, 2011 and October 3, 2010 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 2, 2011, October 3, 2010 and October 4, 2009, which are included in the annual report on Form 40-F. Our audits were for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the related supplementary schedule entitled "Reconciliation to United States GAAP" included in the Form 40-F is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subject to the audit procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statement taken as a whole.

Chartered Accountants

Montréal, Canada
November 30, 2011

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

The consolidated financial statements of the Company are expressed in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with accounting principles generally accepted in the United States (“United States GAAP”), except as described below:

(a)	Consolidated statements of earnings and comprehensive income:

	2011	2010	2009

Net earnings as per Canadian GAAP	$239,904	$198,245	$95,329

Adjustments:
Transaction costs (i)	(7,271)	(600)	-
Non-controlling interest in consolidated joint venture (ii)	504	3,786	110
Remeasurement of contingent consideration (i)	1,460	-	-
Lease termination costs (i)	(395)	-	-
Net pension expense (i)	(3,506)	-	-
Tax effect of above adjustments	2,584	-	-
Net earnings as per United States GAAP	$233,280	$201,431	$95,439

Net earnings attributable to:
Shareholders of Gildan Activewear Inc.	$232,776	$197,645	$95,329
Non-controlling interest in consolidated joint venture	$504	$3,786	$110

	2011	2010	2009

Net earnings as per United States GAAP	$233,280	$201,431	$95,439
Other comprehensive loss, net of related income taxes	(1,276)	(1,710)	-
Comprehensive income as per United States GAAP	$232,004	$199,721	$95,439

Comprehensive income attributable to:
Shareholders of Gildan Activewear Inc.	$231,500	$195,935	$95,329
Non-controlling interest in consolidated joint venture	$504	$3,786	$110

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GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

(a)	Consolidated statements of earnings and comprehensive income (continued):

	2011	2010	2009

Earnings per share attributable to the shareholders of
Gildan Activewear Inc. as per United States GAAP:
Basic	$1.92	$1.63	$0.79
Diluted	1.90	1.62	0.79

Weighted average number of common shares outstanding
Basic	121,526	121,159	120,811
Diluted	122,283	121,980	121,435

(b)	Consolidated statements of shareholders’ equity:

A reconciliation of shareholders’ equity under Canadian GAAP to United States GAAP is as follows:

	2011	2010

Shareholders' equity as per Canadian GAAP	$1,327,315	$1,114,429

Adjustments:
Transaction costs (i)	(7,871)	(600)
Remeasurement of contingent consideration (i)	1,460	-
Lease termination costs (i)	(395)	-
Net pension expense (i)	(3,506)	-
Tax effect of above adjustments	2,584	-
Non-controlling interest in consolidated joint venture (ii)	11,562	11,058
Pension liability adjustment, net of tax (iii)	(2,310)	-
Shareholders' equity as per United States GAAP	$1,328,839	$1,124,887

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GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

(c)	Consolidated statements of cash flows:

	2011	2010	2009

Cash flows from operating activities:
Net cash provided by operating activities as per Canadian GAAP	$181,550	$301,551	$169,179

United States GAAP adjustments to:
Net earnings	(6,624)	3,186	110
Future income taxes	(2,584)	-	-
Non-controlling interest in consolidated joint venture	(504)	(3,786)	(110)
Accounts payable and accrued liabilities	2,046	-	-
Other	395	-	-

Net cash provided by operating activities as per United States GAAP	174,279	300,951	169,179

Net cash provided by (used in) financing activities as per Canadian GAAP and United States GAAP	172,832	(1,359)	(47,711)

Net cash used in investing activities as per Canadian GAAP	(523,937)	(141,246)	(34,198)

United States GAAP adjustments to:
Business acquisitions	7,271	600	-
Net cash used in investing activities as per United States GAAP	(516,666)	(140,646)	(34,198)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(85)	(236)	105
Net (decrease) increase in cash and cash equivalents during the year	(169,640)	158,710	87,375
Cash and cash equivalents, beginning of year	258,442	99,732	12,357
Cash and cash equivalents, end of year	$88,802	$258,442	$99,732

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GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

Notes to the United States GAAP adjustments:

(i)	Business combinations
Effective October 5, 2009, the Company adopted the new accounting standard for business combinations in Accounting Standards Codification 805, “Business Combinations” (ASC 805).

Acquisition related costs - Under ASC 805, restructuring charges (such as lease termination costs) and transaction costs directly related to the acquisition are expensed as incurred. Under Canadian GAAP, restructuring and other acquisition-related costs of a business combination are included in the cost of the purchase, subject to certain conditions. The adjustment for transaction costs of $7.3 million (2010 - $0.6 million) and lease termination costs of $0.4 million represents acquisition-related costs which were included in the cost of business combinations, for Canadian GAAP purposes, which occurred in fiscal 2011.

Contingent consideration - Under ASC 805, the estimated fair value of contingent consideration is recognized at the acquisition date and a remeasurement adjustment to fair value is recorded at each reporting date with an offset to current period earnings. Under Canadian GAAP, contingent consideration is not recorded at the date of acquisition unless the outcome of the contingency can be determined beyond a reasonable doubt. The adjustment for the remeasurement of contingent consideration of $1.5 million represents the decrease in the fair value of the contingent consideration of $5.3 million recognized under U.S. GAAP at the date of acquisition, which was not recognized under Canadian GAAP for a business combination which occurred in fiscal 2011.

Accrued benefit liabilities – Under ASC 805, the effects of any planned, but not executed, amendments, terminations, or curtailments to defined benefit pension plans and other postretirement plans acquired are excluded from the measurement of the funded status of those plans at the date of acquisition. Planned or anticipated amendments, terminations, or curtailments are not part of the liabilities assumed as of the acquisition date. Such actions are recognized in the post business combination financial statements as a charge or credit to earnings. Under Canadian GAAP, the accrued benefit asset or accrued benefit liability at the time of acquisition is measured based on the amount expected to be received or paid on settlement, when the plan is expected to be wound up. As a result of the difference in the initial measurement of the accrued pension benefit liability at the date of acquisition, as well as the subsequent impact on net earnings related to differences in the measurement of the accrued benefit liability as at October 2, 2011, an adjustment for a charge of $3.5 million was required under United States GAAP.

(ii)	Non-controlling interest in consolidated joint venture

Effective October 5, 2009, the Company adopted the new accounting standard for consolidation in Accounting Standards Codification 810, “Consolidation” (ASC 810). Under ASC 810, non-controlling interest is presented as a separate component of shareholders’ equity (as opposed to a separate caption between liabilities and equity). In addition, the portion of net earnings and comprehensive income attributable to the controlling and non-controlling interests must be presented separately in the statement of earnings and comprehensive income. This adjustment reflects the presentation of non- controlling interests as required under United States GAAP.

(iii)	Defined Benefit Pension Plans

Under U.S. GAAP, Accounting Standards Codification 715, “Compensation – Retirement Benefits” (ASC 715), the Company is required to recognize the funded status of defined benefit pension plans on the balance sheet. The accumulated benefit obligation for the defined benefit pension plan acquired through a business combination which occurred in fiscal 2011 exceeds the fair value of plan assets as at October 2, 2011. ASC 715 requires the funded status of pension plans to be presented on the balance sheet by recording the unrecognized actuarial

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GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 2, 2011, October 3, 2010 and October 4, 2009
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

Notes to the United States GAAP adjustments (continued):

(iii)

Defined Benefit Pension Plans (continued)
gains and losses and prior service cost in accumulated other comprehensive loss. As a result, the Company has recorded a pension liability adjustment of $2.3 million, net of related taxes, to other comprehensive income.

Adoption of new accounting standards:

Consolidation of Variable Interest Entities
In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-17 (ASU 2009-17), (Consolidations Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (VIEs). ASU 2009-17 requires an ongoing reassessment of determining whether a variable interest gives a company a controlling financial interest in a VIE. It also requires an entity to qualitatively, rather than quantitatively, determine whether a company is the primary beneficiary of a VIE. Under the new standard, the primary beneficiary of a VIE is a party that has the controlling financial interest in the VIE and has both the power to direct the activities that most significantly impact the VIE’s economic success and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. ASU 2009-17 is effective for interim and annual reporting periods beginning after November 15, 2009. The Company adopted this standard effective the beginning of fiscal 2011 (October 4, 2010) and the adoption of this standard did not have any impact on its financial statements.

Future Accounting Standards:

International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements beginning October 3, 2011 with comparative information for fiscal 2011. In 2008, the U.S. Securities and Exchange Commission adopted rules to accept filings of financial statements of foreign private issuers prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP. As a result, a reconciliation to United States GAAP will no longer be presented for the Company’s consolidated financial statements for fiscal 2012.

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